United States securities and exchange commission logo





                          March 7, 2024

       Derek Maetzold
       President and Chief Executive Officer
       Castle Biosciences Inc.
       505 S. Friendswood Drive, Suite 401
       Friendswood, Texas 77546

                                                        Re: Castle Biosciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 28,
2024
                                                            File No. 333-277470

       Dear Derek Maetzold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Thomas Coll